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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanctuary Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, Suite 1100
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Celeste Moye (415) 291-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Navolio & Tallman LLP
(Name – *if individual, state last, first, middle name*)

255 California Street, Suite 400 (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Spears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanctuary Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 23RD day of February, 2016, by Jeffrey Carter Spears proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

Notary Public

Signature

CEO

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.


ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Sanctuary Securities, LLC

We have audited the accompanying statement of financial condition of Sanctuary Securities, LLC (or "Sanctuary") as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Sanctuary's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanctuary as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on the Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Sanctuary's financial statements. The supplemental information is the responsibility of Sanctuary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on the Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Navolio & Tallman LLP

San Francisco, CA
February 26, 2016

255 California Street, Suite 400, San Francisco, CA 94111
T 415.956.1750 | F 415.956.1001 | www.ntllp.com

SANCTUARY SECURITIES, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	409,499
Commissions Receivable		14,827
Due from Related Party		74,100
Other Assets		9,279
TOTAL ASSETS	$	507,705

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	12,816
Commissions Payable		28,676
Due to Related Party		205,791
TOTAL LIABILITIES		247,283
Member's Equity		260,422
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	507,705

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenues:	
Private Placement Commissions	$ 234,579
Securities Commissions	35,809
Insurance Based Product Commissions	218,368
TOTAL REVENUES	488,756
Expenses:	
Commissions	23,855
Salaries and Benefits	404,554
Officer Compensation	14,403
Advertising and Promotion	84
Legal Fees	4,433
Accounting and Professional Fees	43,288
Rent and Occupancy	63,417
Regulatory Expenses	20,567
Insurance	28,579
Interest	588
Office Expense	6,077
TOTAL EXPENSES	609,845
NET LOSS BEFORE INCOME TAXES	(121,089)
Income Tax	6,800
NET LOSS	$ (127,889)

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

Balance - December 31, 2014	$ 388,311
Net Loss	(127,889)
Balance - December 31, 2015	$ 260,422

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net Loss	$ (127,889)
Adjustments Needed to Reconcile Net Loss with Net Cash Used by Operating Activities:	
Decrease in Commissions Receivable	33,993
Decrease in Due from Related Party	128,348
Decrease in Other Assets	153
Increase in Due to Related Party	107,350
Decrease in Commissions Payable	(565,852)
Decrease in Accounts Payable and Accrued Expenses	(23,524)
Cash Used by Operating Activities	(447,421)
Net Decrease in Cash	(447,421)
Cash - Beginning of Year	856,920
Cash - End of Year	$ 409,499
Supplementary cash flow information	
Income tax paid	$ 6,800
Interest paid	$ 588

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operation

Sanctuary Securities, LLC ("the Company"), is a California Limited Liability Company which was formed on August 9, 2006, and commenced operations on October 17, 2007. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

Revenue Recognition

The Company records its commission revenues as they are earned, based on the services provided, or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

Commissions Receivable

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions Payable

The Company accrues commissions expense due to its registered representatives as it is incurred, as a percentage of gross commissions earned, and reduces commissions expense and commissions payable by any expenses that the Company pays on behalf of its registered representatives who are also affiliated with Sanctuary Wealth Advisors, LLC (see Note 5, *Related Parties*).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabillities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2015 was $84.

Income Taxes

In as much as the Company has a single member, it is treated as a disregarded entity for Federal Income Tax purposes. Consequently, Federal income taxes are not payable, or provided for by the Company. California has an annual LLC filing requirement and California Fees have been paid at the Company level for 2015 in the amount of $ 6,800.

Effective January 1, 2009, the Company adopted the authoritave guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined that there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of four years from when they are filed; the 2011, 2012, 2013, and 2014 returns are currently open for examination.

Allocation of Income and Losses

The Company is a single member LLC. The net loss of the Company for the year is allocated to the sole member.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of approximately $177,043 which was $77,043 in excess of its net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.40 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company does not have any possession or control of customer funds or securities and, therefore, claims an exemption from Rule 15c3-3.

SANCTUARY SECURITIES, LLC
Notes to Financial Statements
December 31, 2015

(4) Significant Customers

One customer accounted for 47.92% of the revenues for the year ended December 31, 2015. A second customer accounted for 21.52% of the revenues for the same period.

(5) Related Parties

The Company has entered into expense sharing agreements with its sole member, Sanctuary Wealth Services, LLC, and another entity under common ownership by the Company's sole member and certain registered representatives of the Company, Sanctuary Wealth Advisors, LLC. Under these expense sharing agreements, the Company is responsible for a portion of rent and salary expenses, as applicable, based on agreed upon amounts or percentages, which are subject to change. Management believes this allocation is reasonable and appropriate under the circumstances. From time to time, the Company and its related parties may also pay for expenses on each other's behalf.

The Due from Related Party balance as of December 31, 2015 includes an allocation of monthly rent and administrative expenses. The current rental lease term under Sanctuary Wealth Services is month to month.

2015 Transactions:	
Beginning Balance	$ 202,448
Rent and administrative expenses allocated	(28,348)
Net repayments	(100,000)
Ending Balance	$ 74,100

The Due to Related Party balance as of December 31, 2015 includes allocations of payroll costs, rent, and other administrative expenses. In addition, since commissions payable are due to registered representatives who may also be owners in the related party, certain commissions payable may be paid to the related party in lieu of direct payment to the registered representative upon the request of the registered representative.

2015 Transactions:	
Beginning Balance	$ 98,440
Payroll expense allocation	418,957
Rent expense allocation	39,900
Other administrative expense	(9,818)
Commissions payable paid to Sanctuary Wealth Advisors, LLC	71,961
Net repayments	(413,649)
Ending Balance	$ 205,791

Both balances will be repaid as cash flows permit. Some of the Due from Related Party balance may be converted to an equity distribution at management's discretion.

(6) Subsequent Events

As of February 1, 2016, Sanctuary Securities, LLC has qualified for a lower net capital requirement of $5,000 as the Company no longer meets any of the criteria for a higher net capital requirement and does not accept any funds from clients.

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 26, 2016, the date which the financial statements were available to be issued, and noted no additional items requiring further disclosure.

Supplemental Information

Pursuant to Rule 17a-5

Of the Securities Exchange Act of 1934

As of

December 31, 2015

SANCTUARY SECURITIES, LLC
Schedule of Computation of Net Capital
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Member's equity per Statement of Financial Condition	$ 260,422
Add:	
Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	260,422
Deductions and/or charges:	
Non-allowable assets:	
Due from Related Party	74,100
Other Assets	9,279
Total non-allowable assets	83,379
Net capital before haircuts on securities positions	177,043
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-
Net Capital	$ 177,043

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	$ 12,816
Commissions Payable	28,676
Due to Related Party	205,791
Total aggregate indebtedness	$ 247,283

The preceding notes are an integral part of this supplemental information.

SANCTUARY SECURITIES, LLC
Schedule of Computation of Net Capital (Continued)
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 16,486
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 77,043
Excess net capital at 120% of requirement	$ 57,043
Ratio: Aggregate indebtedness to net capital	1.40:1

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2015 prepared by Sanctuary Securities, LLC, in its unaudited Form X-17A-5, Part IIA as filed, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

The preceding notes are an integral part of this supplemental information.

NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Sanctuary Securities, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Sanctuary Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sanctuary Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Sanctuary Securities, LLC stated that Sanctuary Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Sanctuary Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sanctuary Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Navolio & Tallman LLP

San Francisco, CA
February 26, 2016

255 California Street, Suite 400, San Francisco, CA 94111
T 415.956.1750 | F 415.956.1001 | www.ntllp.com

SANCTUARY

Sanctuary Securities LLC Exemption Report

Sanctuary Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by (17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17C.F.R. §240.15c3-3(k)(1).

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2015 without exception.

Sanctuary Securities LLC

I, Jeff Spears, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Chief Executive Officer
February 19, 2016

600 Montgomery Street, Suite 1100, San Francisco, CA 94111
WWW.SANCTUARYWS.COM